UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 2023

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Introductory Note

On 23 August 2023, Maxeon Solar Technologies, Ltd. (“we”, “us” or the “Company”) held our Annual General Meeting of Shareholders (the “Annual General Meeting”). At the Annual General Meeting, our shareholders voted on nine proposals, each of which is described in more detail in our Notice of Annual General Meeting of Shareholders provided to our shareholders. The Notice of Annual General Meeting of Shareholders was also attached as Exhibit 99.1 to a Report of Foreign Private Issuer on Form 6-K that we furnished to the Securities and Exchange Commission on 4 August 2022.

Based on the presence by proxy of holders of our outstanding ordinary shares constituting a quorum, each of the following proposals was duly approved and/or ratified:

• Proposal 1: To receive and adopt the Directors’ Statement and Audited Financial Statements for the financial period ended 1 January 2023 and the Auditor’s Report thereon.

• Proposal 2: To elect Messr. Sean S J Wang as a Director pursuant to Regulation 94 of the Constitution of the Company.

• Proposal 3: To elect Messr. Xu, Luoluo as a Director pursuant to Regulation 94 of the Constitution of the Company.

• Proposal 4: To elect Messr. William Patrick Mulligan III as a Director pursuant to Regulation 94 of the Constitution of the Company.

• Proposal 5: To elect Messr. Shen, Haoping as a Director pursuant to Regulation 94 of the Constitution of the Company.

• Proposal 6: To re-appoint Ernst & Young LLP as the Company’s auditors and to authorise the Audit Committee of the Board of Directors to fix their remuneration.

• Proposal 7: To approve the Directors of the Company to issue shares pursuant to Section 161 of the Companies Act, Cap. 50.

• Proposal 8: To approve the renewal of the FPTC Share Buyback Mandate (as defined in the Notice of Annual General Meeting of Shareholders).

• Proposal 9: To approve the renewal of the MLI Share Buyback Mandate (as defined in the Notice of Annual General Meeting of Shareholders).

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309) and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

August 30, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer